

Mail Stop 4720

April 14, 2016

Via E-mail
Mr. Darryl D. Button
Chief Financial Officer
Aegon N.V.
Aegonplein 50
P.O. Box 85
2501 CB The Hague
The Netherlands

> **Re:** **Aegon N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 25, 2016**
> **File No. 001-10882**

Dear Mr. Button:

We have limited our review to only your financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to the consolidated financial statements
Note 2: Summary of significant accounting policies
2.13 Deferred expenses
a. Deferred policy acquisition costs (DPAC), page 143

1. Please tell us whether you limit deferred costs for policies accounted for under US GAAP to those incurred for successfully acquired policies under ASU 2010-26. In this regard, it is apparent from Note 2.19 on page 147 that you consider new and amended standards of local GAAPs in determining your insurance policies.

2.35 Future adoption of voluntary changes in accounting policies, page 154
Accounting related to certain reinsurance transactions, page 155

2. Please tell us why it is appropriate to recognize immediately any gain or loss for
    reinsurance transactions that are entered into as part of a plan to exit a business related to
    your businesses that follow insurance accounting under US GAAP. Reference for us the
    authoritative literature you rely upon to support your accounting.

Insurance accounting for business in United Kingdom
Substantial modification, page 155

3. Please provide us your analysis supporting why it is appropriate to treat significantly
    modified contracts as being extinguished. In your response, please tell us why it is
    appropriate to apply criteria under IAS 39 when paragraph 2(e) of that standard
    specifically scopes out insurance contracts.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and
*   the company may not assert the staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United States.

    You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Keira
Nakada, Senior Staff Accountant, at (202) 551-3659 if you have questions regarding the
comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                            Sincerely,

                                            /s/ Jim B. Rosenberg

                                            Jim B. Rosenberg
                                            Senior Assistant Chief Accountant
                                            Office of Healthcare and Insurance